SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Alliance HealthCare Services, Inc.

(NAME OF THE ISSUER)

Alliance HealthCare Services, Inc.

Tahoe Investment Group Co., Ltd.

THAIHOT Investment (Hong Kong) Company Limited

THAIHOT Investment Company Limited

THAIHOT Investment Company US Limited

Alliance Healthcare Services Merger Sub Limited

Qisen Huang

(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

018606 301

(CUSIP Number of Class of Securities)

Alliance HealthCare Services, Inc. Attn: Richard W. Johns 100 Bayview Circle, Suite 400 Newport Beach, CA 92660 (949) 242-5300

Tahoe Investment Group Co., Ltd.

THAIHOT Investment (Hong Kong) Company Limited

THAIHOT Investment Company Limited

THAIHOT Investment Company US Limited

Alliance Healthcare Services Merger Sub Limited

Attention: Mr. Qisen Huang

No. 43 Hudong Road

Olympic Building,

Fuzhou City

Fujian Province, China 350003

+86-591-87591719

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Charles K. Ruck

Joshua M. Dubofsky

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

Mark D. Peterson

John C. Raney

O’Melveny & Myers LLP

610 Newport Center Drive, 17th Floor

Newport Beach, CA 92660

(949) 823-6971

Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing, 100004 People’s Republic of China +86-591-87591719

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*

$74,089,843	$8,587.01

*	In accordance with Exchange Act Rule 0-11(c) and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, the filing fee of $8,857.01 was determined by multiplying 0.0001159 by the aggregate Merger Consideration of $74,089,843. The aggregate Merger Consideration was calculated based on the sum of (i) 5,293,355 outstanding shares of Common Stock as of May 7, 2017 to be acquired pursuant to the Merger multiplied by the $13.25 per share Merger Consideration, (ii) 141,644 shares of Common Stock subject to restricted stock units as of March 31, 2017 multiplied by the $13.25 per share Merger Consideration and (iii) 339,233 shares of Common Stock subject to outstanding options as of March 31, 2017 multiplied by $6.12 per share, representing the $13.25 per share Merger Consideration less $7.13 per share weighted average exercise price of the outstanding options.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,587.01	Filing Party: Alliance HealthCare Services, Inc.

Form or Registration No.: Schedule 14A	Date Filed: May 22, 2017

Introduction

This Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Alliance HealthCare Services, Inc., a Delaware corporation (the “Company”), and the issuer of the shares of common stock, par value $0.01 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) Tahoe Investment Group Co., Ltd., an entity organized under the laws of the People’s Republic of China (“Tahoe”); (iii) THAIHOT Investment (Hong Kong) Company Limited, an entity organized under the laws of Hong Kong; (iv) THAIHOT Investment Company Limited, an exempted company incorporated under the laws of the Cayman Islands and indirect wholly-owned subsidiary of Tahoe (“THAIHOT”); (v) THAIHOT Investment Company US Limited, a Delaware corporation and indirect wholly-owned subsidiary of Tahoe (“Parent”); (vi) Alliance Healthcare Services Merger Sub Limited, a Delaware corporation and wholly owned subsidiary of Parent (“Sub” and, together with Tahoe, THAIHOT and Parent, the “Purchaser Parties”); and (vii) Qisen Huang. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 10, 2017 (as it may be amended from time to time, the “Merger Agreement”) among the Company and the Purchaser Parties. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, as applicable, Sub will be merged with and into the Company and each share of Common Stock outstanding at the effective time of the merger (other than certain shares as set forth in the Merger Agreement) will be cancelled and converted into the right to receive $13.25 in cash per share, without interest (the “Merger”).

The board of directors of the Company (the “Board”) (other than Messrs. Qisen Huang, Heping Feng and Tao Zhang, who recused themselves from the vote of the Board), acting upon the recommendation of a special committee of independent and disinterested directors previously appointed (the “Special Committee”), has unanimously (a) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (together with the Merger, the “Contemplated Transactions”) are advisable and in the best interests of the Company and the Company’s stockholders (other than the Purchaser Parties and any “affiliate” (within the meaning of Rule 12b-2 under the Exchange Act) of any of the Purchaser Parties, or any person that the Company has determined to be a Section 16 Officer of the Company pursuant to Rule 16a-1(f) of the Exchange Act), (b) approved the Merger Agreement and the Contemplated Transactions, including the Merger, and (c) resolved to recommend that the stockholders of the Company approve the adoption of the Merger Agreement and the Merger.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act. The Board will solicit proxies from the stockholders of the Company in connection with the Merger pursuant to the definitive version of the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

Item 2.	Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices (effective May 19, 2017) are as follows:

Alliance HealthCare Services, Inc.

18201 Von Karman Avenue, Suite 600,

Irvine, California 92612

(949) 242-5300

(b) Securities. The subject class of equity securities is the Common Stock of the Company. As of May 7, 2017, the Company had a total of 10,831,300 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Alliance—Market Price of the Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Additional Information Regarding Alliance—Dividends”

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Alliance—Transactions in Common Stock”

Item 3.	Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“The Parties to the Merger”

“Important Additional Information Regarding Alliance—Company Background”

“Important Additional Information Regarding Alliance—Executive Officers and Directors”

“Proposal No. 3: Election of Directors”

Item 4.	Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for Alliance After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Annual Meeting—Required Votes”

“The Merger Agreement—Effect of the Merger on the Common Stock of Alliance and Sub”

“The Merger Agreement—Treatment of Alliance Equity Awards in the Merger”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

Annex A: Merger Agreement

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Alliance and Sub”

“Agreements with Purchaser Group Members Involving Common Stock—Support Agreement”

“Proposal No. 2: Advisory Vote to Approve Merger-Related Compensation”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Rights of Appraisal”

Annex C: General Corporation Law of the State of Delaware Section 262 — Appraisal Rights

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

(a) (1)-(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“Agreements with Purchaser Group Members Involving Common Stock”

“Important Additional Information Regarding Alliance—Transactions in Common Stock”

“Certain Governance Items—Certain Relationships and Related Transactions”

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Plans for Alliance After the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements with Purchaser Group Members Involving Common Stock”

“Important Additional Information Regarding Alliance – Transactions in Common Stock”

Annex A: Merger Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“The Annual Meeting—Required Votes”

“The Merger Agreement”

“Certain Governance Items – Certain Relationships and Related Transactions – Related Person Transactions”

“Agreements with Purchaser Group Members Involving Common Stock”

“Important Additional Information Regarding Alliance—Transactions in Common Stock”

Annex A: Merger Agreement

Item 6.	Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Alliance and Sub”

“The Merger Agreement—Treatment of Alliance Equity Awards in the Merger”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Plans for Alliance After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Alliance and Sub”

“The Merger Agreement—Treatment of Alliance Equity Awards in the Merger”

“Important Additional Information Regarding Alliance—Dividends”

“Special Factors—Delisting and Deregistration of Common Stock”

Annex A: Merger Agreement

Item 7.	Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger

“Special Factors—Certain Effects of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors – Plans for Alliance After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Stock of Alliance and Sub”

“The Merger Agreement—Treatment of Alliance Equity Awards in the Merger”

“Special Factors—Rights of Appraisal”

“Proposal No. 2: Advisory Vote to Approve Merger-Related Compensation”

“The Merger Agreement—Fees and Expenses”

Annex A: Merger Agreement

Item 8.	Fairness of the Transaction

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

Annex B: Opinion of Lazard Frères & Co. LLC

Discussion Materials, dated April 10, 2017, of Lazard Frères & Co. LLC (“Lazard”) to the Special Committee, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“The Annual Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

(f) Other Offers. Not applicable

Item 9.	Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Opinion of Financial Advisor to the Special Committee”

“Where You Can Find Additional Information”

Annex B: Opinion of Lazard Frères & Co. LLC

Discussion Materials, dated April 10, 2017, of Lazard to the Special Committee, attached hereto as Exhibit (c)(2) and incorporated by reference herein.

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.	Source and Amounts of Funds or Other Consideration

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

“Special Factors—Regulatory Approvals”

“The Merger Agreement—Conditions to the Merger”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

(d) Borrowed Funds. Not applicable:

Item 11.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Additional Information Regarding Alliance—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Agreements with Purchaser Group Members Involving Common Stock”

Item 12.	The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“The Annual Meeting—Required Votes”

“Agreements with Purchaser Group Members Involving Common Stock—Support Agreement”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet Relating to the Merger”

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group as to Fairness of the Merger”

Item 13.	Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Additional Information Regarding Alliance—Historical Selected Financial Information”

“Important Additional Information Regarding Alliance—Ratio of Earnings to Fixed Charges”

“Important Additional Information Regarding Alliance—Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements set forth in Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the financial statements set forth in Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017 are incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Annual Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Annual Meeting—Solicitation of Proxies”

Item 15.	Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of Alliance’s Directors and Executive Officers in the Merger”

“Proposal No. 2: Advisory Vote to Approve Merger-Related Compensation”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

(a) (1) Proxy Statement of Alliance HealthCare Services, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on May 22, 2017, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Annual Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) Press Release dated April 11, 2017 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed April 11, 2017 and incorporated herein by reference).

(a) (6) Letter to Company Employees, dated April 11, 2011 (filed on the Company’s Schedule 14A with the SEC on April 11, 2017 and incorporated herein by reference).

(c) (1) Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex B of the Proxy Statement).

(c) (2) Discussion Materials, dated April 10, 2017, of Lazard Frères & Co. LLC to the Special Committee.

(d) (1) Agreement and Plan of Merger, dated April 10, 2017, by and among the Company, Tahoe Investment Group Co., Ltd., THAIHOT Investment Company Limited. THAIHOT Investment Company US Limited and Alliance Healthcare Services Merger Sub Limited (incorporated herein by reference to Annex A of the Proxy Statement).

(d) (2) Rollover and Support Agreement, dated as of April 10, 2017, by and among the Company, Tahoe Investment Group Co., Ltd., THAIHOT Investment Company Limited, THAIHOT Investment Company US Limited and Mr. Qisen Huang (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed April 11, 2017 and incorporated herein by reference).

(d) (3) Governance, Voting and Standstill Agreement, dated March 29, 2016, by and among the Company, Tahoe Investment Group Co., Ltd. (formerly Fujian Thai Hot Investment Co., Ltd.) and THAIHOT Investment Company Limited (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-16609) with the SEC on March 29, 2016 and incorporated herein by reference).

(d) (4) Registration Rights Agreement, dated as of November 2, 1999, by and among the Company (formerly Alliance Imaging, Inc.), Viewer Holdings LLC, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III (filed as Exhibit 10.24 to the Company’s Registration Statement on Form S-4 (File No. 333-60682), filed with the SEC on May 10, 2001 and incorporated herein by reference).

(d) (5) Assignment and Assumption Agreement, dated March 29, 2016, to the Registration Rights Agreement, dated November 2, 1999 by and among the Company, Tahoe Investment Group Co., Ltd. (formerly Fujian Thai Hot Investment Co., Ltd.), THAIHOT Investment Company Limited and the Stockholders (as defined therein), (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K (File No. 001-16609), filed with the SEC on March 29, 2016 and incorporated herein by reference).

(d) (6) Stock Purchase Agreement, dated September 16, 2015, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 2 to the Schedule 13D (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(d) (7) Amendment No. 1 to the Stock Purchase Agreement (above at (d) (6)), dated January 5, 2016, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 3 to the Schedule 13D/A (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(d) (8) Amendment No. 2 to the Stock Purchase Agreement (above at (d) (6)), dated January 22, 2016, by and among Tahoe Investment Group Co., Ltd. and the Sellers (as defined therein) (filed as Exhibit 4 to the Schedule 13D/A (File No. 005-39485), filed by Fujian Thai Hot Investment Co., Ltd. with the SEC on April 8, 2016 and incorporated herein by reference).

(f) General Corporation Law of the State of Delaware Section 262 — Appraisal Rights (incorporated herein by reference to Annex C of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 22, 2017

ALLIANCE HEALTHCARE SERVICES, INC.

By:	/s/ Percy C. Tomlinson
Name:	Percy C. Tomlinson
Title:	President and Chief Executive Officer

THAIHOT INVESTMENT (HONG KONG) COMPANY LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

TAHOE INVESTMENT GROUP CO., LTD.

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Chairman, Director

THAIHOT INVESTMENT COMPANY LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

THAIHOT INVESTMENT COMPANY US LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	Director

ALLIANCE HEALTHCARE SERVICES MERGER SUB LIMITED

By:	/s/ Qisen Huang
Name:	Qisen Huang
Title:	President

QISEN HUANG

By:	/s/ Qisen Huang